

Mail Stop 4631

June 5, 2017

Luisa Ingargiola
Chief Financial Officer
Avalon GloboCare Corp.
83 South Street, Suite 101
Freehold, NJ 07728

> **Re:  Avalon GloboCare Corp.**
> **Registration Statement on Form S-1**
> **Filed May 9, 2017**
> **File No. 333-217809**

Dear Ms. Ingargiola:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Registration Statement Cover Page

2. We note your disclosure here that "[t]he Offering price has been estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act and is based upon the average of the high and low price of $0.75 per share of the Registrant's Common Stock on the OTCQB Market."  Please reconcile this with your disclosure elsewhere throughout the filing that you intent to sell up to 20,000,000 shares of common stock at $1.00 per share. As you appear to be registering the number of securities offered, not the dollar amount, it appears that Rule 457(a) is appropriate.

Prospectus Summary, page 1

3. Please disclose here that you have limited operating history, limited revenue, debt, and that your auditor has raised substantial doubt about your ability to continue as a going concern.

4. As applicable, please disclose here that you are not a blank check and have no plans to use this company as a vehicle for a future business combination.

5. Please reconcile the disclosure here that if you only sell $1,000,000 (5% of the offering), you will utilize the proceeds in operations but will not be able to implement your business plan to any meaningful extent rendering an investment worthless with the disclosure on page 15 regarding selling only $2,000,000 (10% of the offering).

Lock-Up, page 2

6. Please provide more information about the operation of the lock-up. For instance, describe how the 75% limitation will be allocated amongst investors and whether there are any circumstances where the lock-up period might be waived.

Risks Related to Doing Business in China, page 9

7. Please expand your risk factors to address the risks associated with restrictions on the transfer of cash from China, as well as on the exchange of currency and how they may constrain the company's liquidity and the ability to use cash in its operations.

Use of Proceeds, page 19

8. We note that you will use some of the proceeds to engage in mergers and acquisitions. In particular, on page 33 you state that you are in negotiation in your areas of focus with respect to potential acquisitions and strategic partnerships. Please provide the information required by Instruction 6 to Item 504 of Regulation S-K.

Terms of the Offering, page 21

9. Please disclose more detail regarding the manner in which these securities will be offered. For instance, will the responsible individuals solicit investors through direct mailings, personal contact, or other sales material. We also note the disclosure that your relationships, positive press, and word-of-mouth will be relied upon to attract interest in the offering. Please disclose whether you will be utilizing this prospectus in these selling efforts or other mechanisms. We may have further comments after reviewing your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies and Estimates, page 24

Stock-based Compensation, page 25

10. In light of how you accounted for stock–based payments for legal and consulting services in 2016, please clarify to us the last sentence of your policy, whereby you state stock awards are "revalued or total compensation is recalculated based on the then current fair value, at each subsequent reporting date."

Cost of Revenue, page 25

11. Please explain what the subcontractor costs were.

Operating Expenses, page 26

12. Please describe what the sales and marketing expenses were, particularly as associated with the related party transactions from which you earned revenue.

Liquidity and Capital Resources, page 27

13. Given the significant amount of cash held in China, please expand your disclosure to describe any limitations imposed by the People's Republic of China that may restrict the transfer of cash out of the country. Additionally, please discuss the tax impact, if any, should you need to repatriate such funds. Refer to Topic 501.13 of the Codification of Financial Reporting Policies.

Business and Properties, page 32

14. Please disclose the business purposes for which this property will be used.

15. Please fully describe the relationships and services associated with the revenue generating related party transactions in China. We may have further comments upon reviewing your response.

16. Please significantly revise to precisely describe your revenue generating operations, where you conduct those operations, how you provide services and products, and which of your employees support these activities. For example, it is unclear where you carryout operations. On page 1 you state that the transaction with Avalon Healthcare Systems was done for the purpose of acquiring U.S. based healthcare companies but its subsidiaries are based in China and on page 30 and elsewhere you state that your primary operations are in China.

17. Consider providing an organization chart describing your subsidiaries and operating entities, their locations, and business activities.

## Markets, page 33

18. You discuss collaborations and clinical bases with other entities under both the Avalon Cell and Rehab platforms. Please fully describe all material terms of such arrangements and file any agreements as exhibits to this registration statement.

19. We note that you will focus on projects with strong intellectual property. Please disclose how you will carry out your business in this regard. Will you be licensing and/or acquiring patents or other intellectual property?

## Properties, page 35

20. We note your disclosure here that pursuant to the Purchase Agreement for the Property, the Seller also assigned all lease agreements to you. Please disclose any material terms related to the assignment of the lease agreements to you.

## Government Regulation, page 35

21. Please substantially revise this section to discuss the various U.S. and Chinese regulations specifically related to your business and offering. For example, please disclose whether there are any specific regulatory requirements affecting access to the funds raised in this offering. Will you be delayed in utilizing the offering proceeds? Are there any regulations affecting dividends from Chinese based operating companies or liquidation of assets in China?

## Recent Sales of Unregistered Securities, page 37

22. Please substantially revise to explain in detail the "March 2017 Accredited Investor" transaction. It is not clear what the purpose of this transaction was or the role of each party. Please also address the impact on your business of having to return the funds as well as the role of the Beijing Commerce Commission.

## Distribution to AHS's Founders, page 46

23. Please revise your prospectus to explain that prior to the October 2016 share exchange, Avalon Healthcare Systems, Inc. acquired control of your company. Reconcile this with the disclosure that control changed with the share exchange. Describe the "control shares."

Options, page 51

24. Please reconcile the disclosure here that you have no issued options with the disclosure on page 37, 47, and 54 that you issued stock options.

Consolidated Financial Statements, page F-1

Note 9 – Income Taxes, page F-15

25. Please expand your disclosure to provide the components of income (loss) before income taxes attributable to each of your domestic and Chinese operations. Refer to Rule 4-08(h)(1) of Regulation S-X.

Note 14 – Restricted Net Assets, page F-19

26. Please explain to us how you determined that the restricted net assets of Avalon (Shanghai) Healthcare Technology Co., Ltd. did not exceed 25% of your consolidated net assets at December 31, 2016. It appears from your disclosure that cash balances in excess of $2.5 million, representing a majority of your assets, are kept in financial institutions located in China.

Note 15 – Subsequent Events, page F-19

Subscription agreement, page F-19

27. Please expand your disclosure to clarify whether Beijing DOING Biomedical Technology Co., Ltd. is an unaffiliated third party or a related party.

Real property purchase supplemental and amendatory agreement, page F-20

28. Please update your disclosure to address whether the real property purchase has closed, as well as the significant provisions of any financing arrangements that resulted in the company's ability to purchase the property for $7.6 million in cash given the amount of cash held in the United States. We note on page 29 of your document that you state the purchase closed on May 5, 2017. We further note on page F-18 and F-20, the closing date was extended to May 8, 2017. Please reconcile these disclosures and explain the sources of liquidity for this purchase.

Exhibits and Financial Statements, page 56

29. Please file as an exhibit any consulting agreements entered into in connection with related parties.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc:     Stephen M. Fleming, Esq.